No. 01                                                                 $200,000
                                                                       --------



                            Navis Technologies, Ltd.
                                 One Lawson Lane
                              Burlington, VT 05401
                                  14 July, 1998

                     1-Year 18 Percent Convertible Debenture
                                Due 14 July, 1999


        Navis Technologies, Ltd., a Delaware corporation, (the "Corporation"), for value received, promises to pay to Peter Stern or assigns, the sum of $200,000 on July 14, 1999 (the "due date"), together with interest accrued thereon a the rate of 18 percent per annum, computed from July 14, 1998 (the "issue date"). Payment of principal and interest shall be made in lawful money of the United States of America and shall be mailed to the owner or owners hereof at the address appearing below, unless the conversion option is exercised as set forth below in Paragraph 2.

        This Debenture is one of a duly authorized issue of the Corporation's debentures issued in varying denominations, all of like tenor and maturity, except variations necessary to express the number, principal amount and payee of each debenture.

        1. Equal rank. All debentures of this issue rank equally and ratably without priority over one another.

        2. Conversion. The holder or holders of this Debenture may at any equity offering prior to the maturity hereof (except that, if the Corporation has called this Debenture for redemption, the right to convert shall terminate at the close of business on the second business day prior to the day fixed as the date for such redemption), convert the principal amount hereof into equity of the entity ultimately formed by the Corporation or any of the Corporation's owners for the purpose of manufacturing and distributing the TV email technology (hereafter the "Technology Owner"). The Conversion ratio shall be $1 of debenture principal for $1 of equity at the then current offering price. To convert this Debenture, the holder or holders hereof must surrender the same at the office of the Corporation, together with a written instrument of transfer in a form satisfactory to the Corporation and the Technology Owner, properly completed and executed and with a written notice of conversion.

        3. Fractional shares. In lieu of issuing any fraction of a share upon the conversion of this Debenture, the Corporation or the Technology Owner shall pay to the holder hereof for any fraction of a share otherwise issuable upon the conversion, cash equal to the same fraction of the then current per unit market price of the equity.

        4. Redemption. The Corporation may at any time prepay in whole or in part, the principal amount, plus accrued interest to the date of prepayment, of all outstanding debentures of this issue.

        5. Default. If any of the following events occur ("Event of Default"), the entire unpaid principal amount of, and accrued and unpaid interest on, this Debenture shall immediately be due and payable, and the Corporation shall pay all costs of collection including, but not limited to, reasonable attorneys' fees and expenses incurred by the owner(s) or its assigns on account of such collection, whether or not suit is brought:

               a. The Corporation fails to pay the principal of this Debenture at its maturity;

               b. The Corporation commence any voluntary proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, receivership, dissolution, or liquidation law or statute, of any jurisdiction, whether now or subsequently in effect; or the Corporation is adjudicated a bankrupt by a court of competent jurisdiction; or the Corporation petitions or applies for, acquiesces in, or consents to, the appointment of any receiver or trustee of the Corporation or for all or substantially all of its property or assets; or the Corporation makes an assignment for the benefit of its creditors; or the Corporation admits in writing its inability to pay its debts as they mature; or

               c. There is commenced against the Corporation any proceeding relating to the Corporation under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, receivership, dissolution, or liquidation law or statute, of any jurisdiction, whether now or subsequently in effect, and the proceeding remains undismissed for a period of 60 days or the Corporation by any act indicates its consent to, approval of, or acquiescence in, the proceeding; or a receiver or trustee is appointed for the Corporation or for all or substantially all of its property or assets, and the receivership or trusteeship remains undischarged for a period of 60 days; or a warrant of attachment, execution or similar process is issued against any substantial part of the property or assets of the Corporation, and the warrant or similar process is not dismissed or bonded within 60 days after the levy.

        5. Registered owner. The Corporation shall treat the person or persons whose name or names appear on this Debenture as the absolute owner or owners hereof for the purpose of receiving payment of, or on account of, the principal and interest due on this Debenture and for all other purposes, unless and until written notice satisfactory to the Corporation is provided by the registered owner of assignment hereof.

        6. Assignment. The Corporation may assign its obligations hereunder to the Technology Owner. The owner(s) hereof may assign its rights hereunder to any person or entity. No assignment of rights or obligations shall be effective until delivery of written notice of such assignment is made by the assigning party to the other part hereto.

        7. Release of shareholders, officers and directors. This Debenture is the obligation of the Corporation only, and no recourse shall be had for the payment of any principal or interest hereon against any shareholder, officer or director of tile Corporation, either directly or through the Corporation, by virtue of any statute for the enforcement of any assessment or otherwise. The holder or holders of this Debenture, by the acceptance hereof, and as part of the consideration for this Debenture, release all claims and waive all liabilities against the foregoing persons in connection with this Debenture.

        IN WITNESS WHEREOF, the Corporation has signed this Debenture this 13th day of July, 1998.


                                            Navis Technologies, Ltd.


                                            /s/ John R. Varsames
                                            -------------------------------
                                            John R. Varsames, President


REGISTERED OWNER:

/s/Peter Stern
----------------------------

----------------------------

----------------------------

----------------------------

                                      - 3 -